September 2, 2020

53rd at Third

885 Third Avenue

New York, New York 10022-4834

Tel: +1.212.906.1200 Fax: +1.212.751.4864

www.lw.com

FIRM / AFFILIATE OFFICES

Beijing        Moscow

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Milan

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:     Cara Wirth

Re:	Shift4 Payments, Inc.

Draft Registration Statement on Form S-1

Confidentially submitted on August 28, 2020

CIK No. 0001794669

Ladies and Gentleman:

The Company previously submitted a Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title 1, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on August 28, 2020 (the “Draft Submission”). On behalf of the Company, the Company confirms that it will file the registration statement no later than 48 hours prior to the requested effective date and time, in compliance with Rules 460 and 461.

Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe

of LATHAM & WATKINS LLP

cc:	(via email)

Jared Isaacman, Shift4 Payments, Inc.

Ian D. Schuman, Esq., Latham & Watkins LLP

Adam J. Gelardi, Esq., Latham & Watkins LLP

Richard A. Fenyes, Simpson Thacher & Bartlett LLP

Joshua F. Bonnie, Simpson Thacher & Bartlett LLP